UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SEC FILE NO.
FORM 12b-25	000-52317
CUSIP NUMBER
NOTIFICATION OF LATE FILING	08989T 10 4

(Check one):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D
	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended:  June 30, 2011

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BIG SKY PRODUCTIONS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

12021 Wilshire Blvd. Ste. 234
Address of Principal Executive Office (Street and Number)

Los Angeles, CA  90025
City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-K Annual Report for the period ended June 30, 2011 because the Registrant's auditors have not yet had an opportunity to complete their audit of the financial statements. It is anticipated that the Form 10-K Annual Report, along with the audited financial statements, will be filed on or before the deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ellis Martin	310.430.1388
	(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s)

[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BIG SKY PRODUCTIONS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 4, 2011	By	/s/ Douglas Brett Whitelaw
		Name:	Douglas Brett Whitelaw
		Title:	Vice President and Director